[ERNST & YOUNG LLP LETTERHEAD]


November 14, 1997



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Gentlemen:


We have read Item 4 of Form 8-K dated November 5, 1997, of Pegasystems Inc. and believe that it is not accurate as to its description of disagreements, as defined in item 304(a)(i)(iv) of Regulation S-K, between the Registrant and us and with respect to reportable events as described in Item 304(a)(i)(v) of Regulation S-K.

With respect to the disagreement described in the second paragraph in Section(iv)(1) of Item 4 of the Form 8-K, we believe the conversations between Ernst & Young LLP and the Registrant, at the time the transaction referred to in its Form 8-K was being negotiated, did not provide a basis to conclude Ernst & Young LLP had made any determination of the appropriate accounting for the transaction.

We believe that the matter described in Section(v)(1) of Item 4 of the Form 8-K should have been included as a disagreement in Section (iv)(1) of the Form 8-K. The Registrant's senior management informed us that the Registrant intended to recognize additional revenue relating to the transaction of approximately $11 million in the third quarter of 1997. We advised the Registrant's senior management and Board of Directors that we disagreed with the Registrant's intended recognition of this additional revenue in the third quarter.

We are in agreement with the statements contained in Section (i),(ii), the first paragraph of (iv)(1), (iv)(2), (iv)(3) and (vi) of Item 4. We have no basis to agree or disagree with other statements of the Registrant contained in Section (iii) and the third paragraph of Section (iv)(1) of Item 4.

/s/Ernst & Young LLP
   ERNST & YOUNG LLP